U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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FORM 3                                                      OMB APPROVAL
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                                                   OMB NUMBER:         3235-0060
                                                   Expires:        May 31 , 2000
                                                   Estimated average burden
                                                   hours per response ...... 0.5
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
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1. Name and Address of Reporting Person*

   van Roon                           Arne
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  (Last)                             (First)                         (Middle)

   c/o  ALYN CORPORATION


   16761 Hale Avenue
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                                    (Street)

   Irvine                             CA                               92606
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  (City)                             (State)                          (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

    5/14/99
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

ALYN CORPORATION; "ALYN"
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5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


             X    Director                         10% Owner
           -----                           ------
             X    Officer (give                    Other (specify
           -----           title below)    ------         below)

                          President and CEO
                   ----------------------------------

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6. If Amendment, Date of Original
         (Month/Day/Year)

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7. Individual or Joint/Group Filing
   (Check Applicable Line)
 X Form filed by One Reporting Person
----
   Form filed by More than One Reporting Person
----
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
             Table 1 -- Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
---------------------------    ---------------------------      -----------------        ------------------------------------------
Common Stock, $.001 par
value                           8,000                                   D
---------------------------    ---------------------------      -----------------        ------------------------------------------

---------------------------    ---------------------------      -----------------        ------------------------------------------

---------------------------    ---------------------------      -----------------        ------------------------------------------

---------------------------    ---------------------------      -----------------        ------------------------------------------

---------------------------    ---------------------------      -----------------        ------------------------------------------

---------------------------    ---------------------------      -----------------        ------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 5(b)(v)


                                                                         (Over)

                                                    Page 1 of 2  SEC 1473 (7-97)

FORM 3 (continued)

        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
    (Instr. 4)                       cisable and     Underlying Derivative Security     or              Form of         Indirect
                                     Expiration     (Instr. 4)                          Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month/Day/                                         Security        Direct (D)     (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                   Date    Expira-                             Amount                    (Instr. 5)
                                   Exer-   tion                                or
                                   cisable Date             Title              Number
                                                                               of
                                                                               Shares
--------------------------------   -------- --------  ------------------------ ------- --------------- --------------- ------------
Empoyee Stock Options              12/31/99 04/15/04  Common Stock, $.001 par   750,000    $2.63              D
                                                      value                        (1)
--------------------------------   -------- --------- ------------------------ -------  --------------- --------------- -----------
Warrants                           12/31/99 12/31/09  Common Stock, $.001 par    50,000    $3.50              D
                                                      value                        (2)
--------------------------------   -------- --------- ------------------------ -------  --------------- --------------- -----------

--------------------------------   -------- --------- ------------------------ -------  --------------- --------------- -----------

--------------------------------   -------- --------  ------------------------ -------  --------------- --------------- -----------

--------------------------------   -------- --------  ------------------------ -------  --------------- --------------- -----------

--------------------------------   -------- --------  ------------------------ -------  --------------- --------------- -----------

--------------------------------   -------- --------  ------------------------ -------  --------------- --------------- -----------

--------------------------------   -------- --------  ------------------------ -------  --------------- --------------- -----------

--------------------------------   -------- --------  ------------------------ -------  --------------- --------------- -----------

--------------------------------   -------- --------  ------------------------ -------  --------------- --------------- -----------

====================================================================================================================================
Explanation of Responses:

(1)  100,000O shares vest at 12/31/99; the remaining 650,000 vest at 12/31/00 based upon the price of the Company's common stock for an average trading period ending on that date. If at 12/31/00 the price of the common stock is $4.00 per share, the first 50,000 (of the 650,000) fully vests; for every whole dollar above $4.00 that the stock price is, an additional 50,000 shares vest, up to the maximum 650,000 (i.e. at or above $14.00 per share).

(2) Vesting is based upon the level of recognized sales volume achieved during calendar 1999 by Van Roon Partners in Europe. If such sales reach $5 million, 10,000 shares vest; if total sales reach $7 million, 25,000 shares vest; and if total sales reach $10 million, all 50,000 shares vest.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                              /s/ Arne van Roon                     5/28/96
                              -------------------------------    --------------
                              **Signature of Reporting Person         Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a valid OMB Number.

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